Mail Stop 4561

March 9, 2007

Mr. Michael P. Daly
President and Chief Executive Officer
Berkshire Hills Bancorp, Inc.
24 North Street
Pittsfield, Massachusetts 01201

      Re: **Berkshire Hills Bancorp, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2005
              Forms 10-Q for the Quarterly Periods Ended March 31, 2006, June
              30, 2006 and September 30, 2006
              File No. 0-58514

Dear Mr. Daly:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Donald Walker
Senior Assistant Chief Accountant